SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 28, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 28, 2024 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), the shareholders of IRSA INVERSIONES Y REPRESENTACIONES S.A. are informed that in accordance with the resolution of the Ordinary and Extraordinary General Shareholders Meeting held on October 28, 2024 and the provisions of the Board of Directors meeting on the same date, it has been arranged to distribute the company's own treasury shares for a total of 25,700,000 ordinary shares of 1 vote per share and V$N 10 each, according to the following conditions:

Process start date: November 5, 2024
Payment address: Caja de Valores S.A. 25 de Mayo 362, City of Buenos Aires
Time: Monday to Friday from 10:00 a.m. to 3:00 p.m.
Amount approved by the Shareholders Meeting: 25,700,000 shares.

 The distribution of the shares constitutes 0.036013446502 shares per ordinary share and 0.36013446502 per GDS, a percentage of  3.6013446502% of the stock capital of 713,622,341 shares and V$N 10, net of treasury shares.

 The fractions of shares will be settled in cash in accordance with the regulations of the Bolsas y Mercados Argentinos S.A. on fractions less than 1 share or 1 GDS.

 It is recorded that the shares mentioned above will be received in the respective proportion by the holders of outstanding shares of the company as of November 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 28, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets